EXHIBIT B
Offer to Purchase
ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
OFFER TO PURCHASE UP TO $16 MILLION OF OUTSTANDING
UNITS AT NET ASSET VALUE
DATED SEPTEMBER 29, 2011
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, OCTOBER 27, 2011,
UNLESS THE OFFER IS EXTENDED
To the Members of
Arden Sage Multi-Strategy Institutional Fund, L.L.C.:
     Arden Sage Multi-Strategy Institutional Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $16 million of Units of the Fund or portions thereof pursuant to tenders by members of the Fund (the “Members”) at a price equal to their unaudited net asset value as of December 31, 2011, if the Offer expires on October 27, 2011, or, if the Offer is extended, approximately 65 days after the expiration date of the Offer (in each case, the “Valuation Date”). (As used in this Offer, the term “Unit” or “Units,” as the context requires, shall refer to the units of the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the Valuation Date. This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”).
     Members should realize that the value of the Units tendered in this Offer likely will change between July 31, 2011 (the last time net asset value was calculated) and the Valuation Date. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Unit will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     Any tendering Members that wish to obtain the estimated net asset value of their Units should contact UMB Fund Services, Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time). Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.
IMPORTANT
     None of the Fund, its Adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.
     Because each Member’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
     This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s service agent.
UMB Fund Services, Inc.
P.O. Box 2175
Milwaukee, Wisconsin 53201
Attn: Tender Offer Administrator
Phone: (877) 491-4991
Fax: (816) 860-3140

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
TABLE OF CONTENTS

1. Background and Purpose of the Offer	6
2. Offer to Purchase and Price	6
3. Amount of Tender	7
4. Procedure for Tenders	7
5. Withdrawal Rights	8
6. Purchases and Payment	8
7. Certain Conditions of the Offer	10
8. Certain Information About the Fund	10
9. Certain Federal Income Tax Consequences	13
10. Miscellaneous	13

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
SUMMARY TERM SHEET
As stated in the offering documents of Arden Sage Multi-Strategy Institutional Fund, L.L.C. (hereinafter “we” or the “Fund”), we will purchase your units of limited liability company interests (a “Unit” or “Units” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Units (the “Offer”) will remain open until 12:00 midnight, Eastern time, on October 27, 2011 unless the Offer is extended (the “Expiration Date”).
The net asset value of the Units will be calculated for this purpose as of December 31, 2011 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for its fiscal year ending March 31, 2012, which the Fund expects will be completed by the end of May 2012 and the audited net asset value will be used to determine the final amount paid for tendered Units.
You may tender all of your Units or a portion of your Units defined as a specific dollar value or as a number of Units. If you tender all or a portion of your Units and we purchase those Units, we will give you a non-interest bearing, transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”)), determined as of the Valuation Date.
The Note will entitle a member of the Fund (the “Member”) to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.
If you tender all of your Units, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 95% of the unaudited net asset value of the Units (the “Initial Payment”), which will be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.
The Note will also entitle you to a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the unaudited net asset value of the

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
Units tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit.
If you tender all of your Units, the Note will entitle you to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of your Units which will be paid to your account approximately one month after the Valuation Date, or if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, within ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.
If we accept the tender of all or a portion of your Units, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).
Following this summary is a formal notice of our offer to repurchase your Units. Our Offer remains open to you until 12:00 midnight, Eastern time, on October 27, 2011, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after November 28, 2011, assuming your Units have not yet been accepted for repurchase.
If you would like us to repurchase all or a portion of your Units, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Arden Sage Multi-Strategy Institutional Fund, L.L.C. c/o UMB Fund Services, Inc. at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on October 27, 2011. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to UMB promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern time, on October 27, 2011).
The value of your Units will change between July 31, 2011 (the last time net asset value was calculated) and the Valuation Date.
If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact UMB at (877) 491-4991, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).
Please note that just as you have the right to withdraw the tender of Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on October 27, 2011. Also realize that although the Offer

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
expires on October 27, 2011, you will remain a Member of the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.
     1. Background and Purpose of the Offer.
     The purpose of this Offer is to provide liquidity to Members who hold Units, as contemplated by and in accordance with the procedures set forth in the Fund’s Prospectus (the “Prospectus”), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that Robeco Investment Management, Inc., the investment adviser of the Fund (the “Adviser”), expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Members in order to provide liquidity for Units as contemplated in the Prospectus and the LLC Agreement.
     The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on October 1, 2011 and thereafter from time to time.
     Units that are tendered to the Fund in connection with this Offer will be retired. The Fund currently expects that it will accept purchases for Units as of October 1, 2011 and as of the first business day of each month thereafter, but is under no obligation to do so.
     2. Offer to Purchase and Price.
     Subject to the conditions of the Offer, the Fund will purchase up to $16 million of Units that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on October 27, 2011 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
Units tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.
     As of the close of business on July 31, 2011, there was approximately $22.4 million outstanding in capital of the Fund held in Units (based on the estimated unaudited net asset value of such Units). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting UMB at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).
     3. Amount of Tender.
     Subject to the limitations set forth below, Members may tender all of their Units or a portion of their Units defined as a specific dollar value, as described below. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.
     If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $16 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $16 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.
     4. Procedure for Tenders.
     Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Arden Sage Multi-Strategy Institutional Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.
     The Fund recommends that all documents be submitted to UMB via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact UMB at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
     5. Withdrawal Rights.
     Any Member tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after November 28, 2011, assuming such Member’s Units have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by UMB at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.
     6. Purchases and Payment.
     For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.
     Members may tender all of their Units or a portion of their Units (defined as a specific dollar value or as a number of Units). Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable Note entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the LLC Agreement, determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date of the Units being purchased (subject to adjustment upon completion of the annual audit of

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
the Fund’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.
     If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund, and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.
     The Note will also entitle the Member to receive a Contingent Payment equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund’s financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s annual audit.
     If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member’s account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.
     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.
     The Note pursuant to which a tendering Member will receive the payment will be mailed directly to the tendering Member. Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.
     The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $16 million, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Fund.
     7. Certain Conditions of the Offer.
     The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.
     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
     8. Certain Information About the Fund.
     The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 909 Third Avenue, 32nd Floor, New York, NY 10022 and the telephone number is (212) 908-

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
9660. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.
     Except as described below, none of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units on the first business day of each month or more or less frequently in the sole discretion of the Board of Managers) or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
     Recent Developments
     On June 2, 2011, Robeco Groep, N.V. (“Robeco Groep”) and Arden Asset Management LLC (“Arden”) announced an agreement under which Robeco Groep will transfer to Arden management of Robeco Investment Management, Inc.’s (the “Adviser”) fund of hedge funds division, Robeco-Sage (the “Transaction”). The Transaction is expected to close effective October 1, 2011 (the “Closing”). In connection with the Transaction, the Fund’s name has been changed to “Arden Sage Multi-Strategy Institutional Fund, L.L.C.” In addition, upon the Closing, Craig Krawiec will replace Timothy J. Stewart as a Manager of the Fund.
     The Fund’s currently effective investment advisory agreement with the Adviser will terminate in connection with the Transaction, effective upon the Closing, and Arden will become the investment adviser of the Fund pursuant to a new advisory agreement between the Fund and Arden that was approved by Members at a meeting held on September 9, 2011 (the “New Advisory Agreement”). There will be no change in fees payable by the Fund under the New Advisory Agreement, nor is it expected that the Fund will bear any increase in fees or expenses as a result of the Transaction. In addition, the Transaction is not expected to result in any change in the investment objectives or investment policies of the Funds or any change in the personnel responsible for the day-to-day management of the investment portfolio of Arden Sage Multi-Strategy Master Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy Master Fund, L.L.C.) (the “Master Fund”), in which the Fund invests substantially all of its assets. However, following the Closing, investment decisions for the Master Fund’s portfolio will be made with the oversight of Arden’s investment committee, which, with respect to the Fund, would include Robeco-Sage’s current Chief Investment Officer, Paul S. Platkin.

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     Arden is a Delaware limited liability company that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Arden is controlled primarily by Arden Asset Management, Inc. (“AAM INC”) as the controlling member although various individual senior staff of Arden have been issued membership interests entitling them to share in the profits of Arden. Averell H. Mortimer owns 65% of AAM INC and he has contributed a non-controlling 35% interest to The Mortimer Family 2009 Trust, a trust established for the benefit of his children. Mr. Mortimer also serves as Chief Executive Officer of Arden. Arden provides investment advisory services and management services to commingled private investment funds. Arden also serves as investment manager or management company to other customized portfolios, or provides investment advice and management services to customized portfolios, on either a discretionary or non-discretionary basis. As of January 31, 2011, Arden had more than $7 billion in assets under management. The address of Arden is 375 Park Avenue, 32nd Floor, New York, NY 10152.
     Additionally, the board of managers of Arden Sage Multi-Strategy TEI Master Fund, L.L.C. (formerly named Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C.) (the “TEI Master Fund”) approved the reorganization of the TEI Master Fund with and into the Master Fund, whereby the TEI Master Fund will transfer all of its assets and liabilities to the Master Fund and in return, the Master Fund will issue its units to members of the TEI Master Fund in an amount equal to the value of their units in the TEI Master Fund (the “Reorganization”). As required by law, the Reorganization was approved by members of Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. at a meeting held on September 9, 2011 and by members of Arden Sage Multi-Strategy TEI Fund, L.L.C., Arden Sage Triton Fund, L.L.C., and the TEI Master Fund at a meeting held on September 27, 2011, and is expected to close on or about October 1, 2011.
     Furthermore, consistent with the Master Fund’s Limited Liability Company Agreement, the board of managers of the Master Fund has determined to accept (in lieu of a cash investment) an in-kind investment by former or current investors in another fund managed by the Adviser (“Contributing Investors”), in exchange for units of the Master Fund. The in-kind investment consisted of shares in a special purpose vehicle that holds substantially the same portfolio funds as are currently held by the Master Fund. In this connection, and consistent with the LLC Agreement, the Fund has determined to accept from the Contributing Investors their units of the Master Fund received as a result of the in-kind investment, in exchange for Units, as of October 1, 2011. The in-kind contributions to the Fund are expected to approximate a value of $19.4 million (which, upon acceptance, would cause an equivalent increase in value to the Fund’s net assets).
     The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund. The Fund may only withdraw assets from the Master Fund by subscribing to periodic repurchases conducted by the Master Fund. In this regard, it is expected that the Board of Managers of the Master Fund will authorize a repurchase offer for Master Fund units as of December 31, 2011 which could accommodate the Fund’s repurchases conducted under this Offer.

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     To the Fund’s knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.
     Other than the acceptance of purchases for Units on August 1, 2011 and September 1, 2011, there have been no transactions involving the Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser or any Manager.
     9. Certain Federal Income Tax Consequences.
     The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.
     In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then-adjusted tax basis in such Member’s Units. A Member’s basis in the Member’s Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units. A Member’s basis in the Member’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then-adjusted tax basis in such Member’s Units.
     10. Miscellaneous.
     The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting UMB at the address and telephone number set forth on page 5 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 — 0508.

ANNEX A
     The following financial statements were previously filed with the SEC and mailed to Members:
     Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 7, 2009.
     Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June11, 2010.
     Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 7, 2010.
     Audited Financial Statements for the Period Ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 9, 2011.